June 28, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Re:           Millicom International Cellular S.A., Form 20-F for the Year endedDecember 31, 2005, Filed May 06, 2006 (File No. 000-22828)

Mr. Andrew Mew
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Mew:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 27, 2007 (the “Comment Letter”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (“Millicom”).

Form 20-F For the Year Ended December 31, 2005

1.
We note your response to comment 5 in your letter dated March 23, 2007. In future filings, please clearly explain in Note 37 the nature of the reconciling difference within the line item “Other” in prior years. We understand the majority of the reconciling difference is due to the different amortization periods use for post pay connection fees under IFRS and US GAAP, and that the difference is due to the restatement of post pay connection fee under IFRS resulting from a better estimate of useful lives for customer relationships.

We confirm that in our 20-F for the year ended December 31, 2006 we replaced the line item “Other” with a proper explanation of the reconciling difference in Note 37.

2.
We note your analysis of the impact of the errors in accounting for the equipment credits under US GAAP in your letter dated June 20, 2007. We understand management has concluded that the impact of the errors is not material. However, we also note that the error amounts are larger than several of the reconciling items presented in your reconciliation of net profit reported under IFRS to net profit under US GAAP. Given the nature and amount of the errors, we believe you should report them as a reconciling item in future filings. Accompany

MILLICOM INTERNATIONAL CELLULAR S.A.
15 rue Léon Laval, L-3372 Leudelange (Grand-Duché de Luxembourg)
Tel: +352 27 759 101, Fax +352 27 759 359
RC B40630

2007.06.28.1

this with transparent footnote disclosure describing your accounting for the equipment credits, an explanation that this is not in accordance with US GAAP, and clearly state your conclusion that the impact is not material on both a quantitative and qualitative basis. Please confirm to us that you will provide such disclosure in future filings.

We confirm that we will treat the equipment credits for 2005 and 2006 as reconciling items in the US GAAP reconciliation in our 2007 20-F filing, and include appropriate footnote disclosure to describe our accounting under IFRS and why these have been included as reconciling items.

* * * *

Millicom understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our response to the issue raised.

Please do not hesitate to call me, David Sach, with comments or questions.

Yours sincerely,
/s/ David Sach David Sach Chief Financial Officer

2007.06.28.2